HCC Global 37 Radio Circle Drive, Mount Kisco, NY 10549 main 914 241 8900 facsimile 914 241 8098

November 28, 2011

John Macko
Aon Risk Services Northeast, Inc.
199 Water Street, 32nd Floor
New York, NY 10038-3551

Re:	Triangle Fund LLC
Crime

Dear John:

HCC Global Financial Products is pleased to present the following confirmation of binding on behalf of U.S. Specialty Insurance Company (Financial Institution Crime Policy for Investment Companies ):

ITEM 1.	Named Insured and Principal Address:
Triangle Fund LLC
745 Seventh Avenue
New York, NY 10019

ITEM 2.	Policy Number: 64-MGU-11-A25401

ITEM 3.	Policy Period:	(a) Inception Date: 12/1/2011
(b) Expiration Date: 12/1/2012
from 12:01 a.m. Standard Time at the Principal Address Stated in ITEM 1.

ITEM 4.	Limit of Liability and Deductible Amounts (Inclusive of Defense Expenses):
$1,000,000

Single Loss Coverage Form	Limit of Insurance	Deductible Amount
Fidelity	$1,000,000	$0
On Premises	$1,000,000	$25,000
In Transit	$1,000,000	$25,000
Forged or Altered Instruments	$1,000,000	$25,000
Forged, Altered or Counterfeit Securities	$1,000,000	$25,000
Counterfeit Money	$1,000,000	$25,000
Computer Fraud	$1,000,000	$25,000
Voice Initiated Transfer Fraud	$1,000,000	$25,000
Telefacsimile Transfer Fraud	$1,000,000	$25,000
Uncollectible Items of Deposit	$25,000	$2,500
Audit and Claim Expense	$25,000	$2,500

Note: The Deductible Amount applicable to Insuring Agreement 1. shall not apply to loss covered under Insuring Agreement 1.a. which is sustained by a registered investment company.

ITEM 5.	Premium: $6,000.00

ITEM 6.	The following endorsements will be added to the basic contract:
FI 20 30 01 10 -Facsimile Signatures
FI 20 12 01 10-Provide Extended Period of Coverage on Employees after termination of service (60 days)
FI 20 11 01 10- Include Electronic records and signatures
FI 20 13 01 10-Audit and Claims expense- Extended Coverage
FI 20 15 01 10-Provide required notice of cancellation, modification to the Financial Industry Regulatory Authority.

ITEM 7.	Commission: 10%

ITEM 8.	U.S. Specialty Insurance Company (Financial Institution Crime Policy for Investment Companies) will provide the basic contract.

CONTINGENCIES:
Please note that this binder is contingent upon all of the following:
If coverage is provided under Insuring Agreement 8. Voice Initiated Transfer Fraud and/or Insuring Agreement 9.
Telefacsimile Transfer Fraud, the verification callback amount is $25000

Payment of the premium by the date indicated on the attached invoice.

When signed by the Insurer, the coverage described above is in effect from 12:01 AM of the Effective Date listed above to 12:01 AM of the Expiration Date listed above, pursuant to the terms, conditions and exclusions of the policy form listed above, any policy endorsements described below, and any modifications of such term as described in this Binder section. Unless otherwise indicated, this Binder may be canceled prior to the Effective Date by the Insured or by the Broker on behalf of the Insured, by written notice to the Insurer or by surrender of this Binder stating when thereafter such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer prior to the Effective Date by sending written notice to the Insured at the address shown above stating when not less than thirty days thereafter, such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer or by the Insured on or after the Effective Date in the same manner and upon the same terms and conditions applicable to cancellation of the policy form listed above. Issuance by the Insurer and acceptance by or on the behalf of the Insured of the policy shall render this Binder void except as indicated below.

A condition precedent to coverage afforded by this Binder is that no material change in the risk occurs and no submission is made to the Insurer of a claim or circumstances that might give rise to a claim between the date of this Binder indicated above and the Effective Date.

Please note this Binder contains only a general description of coverages provided. For a detailed description of terms of a policy you must refer to the policy itself and endorsements bound herein.

Failure to meet these contingencies may result in coverage being cancelled or voided ab initio.

It is your agency's/brokerage's responsibility to conform with the Laws and Regulations of the applicable jurisdiction (state of the insured), including, but not limited to holding the required license(s).

Sincerely,

/s/ George Blume

George Blume
Authorized Person
(914) 242-7855
gblume@hcc-global.com